OMB APPROVAL
OMB Number: 3235-0145
Expires: January 31, 2006
Estimated average burden
hours per response ….. 11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.          )*

WiderThan Co. Ltd.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

967593104

(CUSIP Number)

December 8, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 967593104

1.	Name of Reporting Person.
I.R.S. Identification No. of above person.

I-Hatch Ventures, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒

(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware limited partnership

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power
- 0 -

	6.	Shared Voting Power

1,521,834

	7.	Sole Dispositive Power

- 0 -

	8.	Shared Dispositive Power

See Row 6 above.

9.	Aggregate Amount of Beneficially Owned by Each Reporting Person

See row 6 above.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9)

Approximately 8.0% as of date of filing.

12.	Type of Reporting Person (See Instructions)

PN; HC

CUSIP No. 967593104

1.	Name of Reporting Person.
I.R.S. Identification No. of above persons (entities only).

I-Hatch WTC Holdings, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒

(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware limited liability company

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power
- 0 -

	6.	Shared Voting Power

1,521,834

	7.	Sole Dispositive Power

- 0 -

	8.	Shared Dispositive Power

See Row 6 above.

9.	Aggregate Amount of Beneficially Owned by Each Reporting Person

See row 6 above.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9)

Approximately 8.0% as of date of filing.

12.	Type of Reporting Person (See Instructions)

00 (limited liability company); HC

CUSIP No. 967593104

1.	Name of Reporting Person.
I.R.S. Identification No. of above persons (entities only).

I-Hatch Ventures LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒

(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware limited liability company

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power
- 0 -

	6.	Shared Voting Power

1,521,834

	7.	Sole Dispositive Power

- 0 -

	8.	Shared Dispositive Power

See Row 6 above.

9.	Aggregate Amount of Beneficially Owned by Each Reporting Person

See row 6 above.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9)

Approximately 8.0% as of date of filing.

12.	Type of Reporting Person (See Instructions)

00 (limited liability company); HC

CUSIP No. 967593104

1.	Name of Reporting Person.
I.R.S. Identification No. of above persons (entities only).

I-Hatch Advisors LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒

(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware limited partnership

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power
- 0 -

	6.	Shared Voting Power

1,521,834

	7.	Sole Dispositive Power

- 0 -

	8.	Shared Dispositive Power

See Row 6 above.

9.	Aggregate Amount of Beneficially Owned by Each Reporting Person

See row 6 above.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9)

Approximately 8.0% as of date of filing.

12.	Type of Reporting Person (See Instructions)

LP; HC

Item 1.

(a)	Name of Issuer WiderThan Co., Ltd.

(b)	Address of Issuer’s Principal Executive Offices

17F, K1 REIT Building, 463

Chungjeong – R0 3-GA, Seodaemun-Gu

Seoul MS 120-709, Korea

Item 2.

(a)	Name of Person Filing

(b)	Address of Principal Business Office

(c)	Citizenship

I-Hatch Ventures, L.P., 599 Broadway, 8th Floor, New York, NY 10012 – Delaware limited partnership

I-Hatch Advisors, L.P., 599 Broadway, 8th Floor, New York, NY 10012 – Delaware limited partnership

I-Hatch WTC Holdings, LLC, 599 Broadway, 8th Floor, New York, NY 10012 – Delaware limited liability company

I-Hatch Ventures LLC, 599 Broadway, 8th Floor, New York, NY 10012 – Delaware limited liability company

(d)	Title of Class of Securities

Common Shares

(e)	CUSIP Number 967593104

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.0 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

I-Hatch Ventures, L.P.

I-Hatch Advisors, L.P.

I-Hatch WTC Holdings, LLC

I-Hatch Ventures LLC

          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 1,521,834.

(b)	Percent of class: Approximately 8% as of the date of this filing.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote	- 0 -.

	(ii)	Shared power to vote or to direct the vote	See item 4(a) above.

	(iii)	Sole power to dispose or to direct the disposition of	- 0 -.

	(iv)	Shared power to dispose or to direct the disposition of	See item 4(a) above.
Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

          Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

          If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

          Not applicable.

          If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Item 8. Identification and Classification of Members of the Group

          If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

          See item 2 above.

Item 9. Notice of Dissolution of Group

          Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

          Not Applicable.

Item 10. Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

January 31, 2006

Date

I-HATCH VENTURES, LLC

By:	s/ Randolph Austin, Jr.

Randolph Austin, Jr., Managing Member

I-HATCH WTC HOLDINGS, LLC

By:	s/ Randolph Austin, Jr.

Randolph Austin, Jr., Managing Member

I-HATCH VENTURES, L.P.
By:	I-Hatch Ventures, LLC, its General Partner

By:	s/ Randolph Austin, Jr.

Randolph Austin, Jr., Managing Member

I-HATCH ADVISORS, L.P.
By:	I-Hatch Ventures, LLC, its General Partner

By:	s/ Randolph Austin, Jr.

Randolph Austin, Jr., Managing Member